ITEM 1. BUSINESS

RCC Holdings, Corp (hereafter referred to as
"Company") was founded and organized under the laws of the State of Colorado on March 10, 2003. The company's founder is Mr. Gene
Newton, born in Oxnard, California on May
14, 1946. Mr. Newton has an excess of thirty years of education, holding a Master's degree in Finance and a BA in Physical Education.
Mr. Newton acquired International Reinsurance
Company, Ltd. (hereafter referred to as "IRC"), a sole ownership business, originally licensed in the State of Wisconsin under the guidance of Mr. Todd Norvett, in which he was the founder and managing director during the mid-eighties till President. Upon the acquisition of IRC, Mr. Norvett resigned and was replaced by Mr. Holloway, who is presently the managing director of IRC. The acquisition of IRC was conducted as a transaction between Mr. Newton, Individually prior to the incorporation on March 10, 2003. Mr. Newton realized in the mid-eighties that the insurance companies that were the most profitable were the re-insurance companies. Mr. Norvett began IRC in February of 2000 and has become a significant niche in the reinsurance industry. After Mr. Newton's personal acquisition of IRC, he moved the company operation headquarters to Las Vegas, Nevada and maintains subsidiary offices in London, England and Dallas, Texas, in which it provides unique reinsurance solutions to clients throughout the world. IRC became a wholly owned subsidiary of the Company shortly after the founding of the Company in March of 2003. IRC's business includes the provisions of reinsurance and retrocession to underwriters of life, property, casualty, accident and health, in addition to, a world-class annuity business.

Mr. Holloway, under the direct supervision of Mr. Newton and the Board of Directors of the Company, has directed IRC towards reinsurance of companies such as Warren Buffet's Berkshire
Hathaway, have centered their entire operation around their insurance and reinsurance business, even though they own numerous name brand companies.
There are no conflicts of interest between the above named firms.

ITEM 2.  COMPANY OVERVIEW

The Board of Directors of RCC Holdings, Corp.
and Mr. Newton realized that those who were selling reinsurance policies were realizing the higher percentage profit margin.

Typically, a major insurance carrier will underwrite a policy for, let's say $10 million, but feels that it can only assume $5 million worth of risk. A reinsurance carrier such as, IRC, will then issue a policy covering the second 5 million dollars of the master policy.
If a claim is made in the amount of $6 million, the issuing company will pay the first $5 million and IRC would be responsible for any balance.

As previously stated, IRC's core business is reinsurance. To understand IRC, therefore it is necessary to understand how to evaluate an insurance company. A key determination would be as follows: (1) the amount of float that the business generates; (2) its cost; and (3) most critical of all, the long-term outlook for both of these factors is instrumental in the profit structure on the long haul.

To begin with, the float are premiums that the company holds but do not own. Typically in the reinsurance operations, float arises because premiums are received before loses are paid, and in the majority of cases the interval extends over many years. However, the majority of premiums that are written by the company are typically one-year premiums.
During this time, the reinsurer invests the "float". This pleasant activity, typically carries a down side: the premiums that an insurer takes in usually do not covers the loses on expenses that it would normally have to pay. That leaves it running an underwriting loss, which is the cost of the float. An insurance business has value, if it's cost of float is less than the market rates for money. The
Company feels that is has obtained a "float" at a very low cost, indeed the Company's cost is currently less than zero, in fact, we are actually paid to hold other people's money.
The difference between IRC's conduct of business is that there are several items that distinguish
IRC from its competitors.  They include:

IRC is a small reinsurance company and is not concerned with the quality of policies it writes, only the quantity. The company exercises great discipline in issuing policies, which carry a very low risk and provide a high standard of profitability.

Our insurance operations are to generate the maximum profitability and the lowest cost of float. We must underwrite with an unwavering discipline only after a very comprehensive due diligence, hold a high level of reserve in a conservative manner, avoid any aggregation of exposure that would allow supposedly, impossible, incident to threaten IRC's solvency.

Even though the opportunity stands to write hundreds of millions of policies each year, the Company will write $100 million in policies during this current fiscal year. We understand from past experience, research, and actuarial tables that 15%-25% of the company's premiums have been and are paid in claims. Company policies dictates that in the next few years of operation
50-60% of all premiums are set-aside as reserves.
 In addition to the underwriting of reinsurance policies, the company also issues surety bonds to businesses here in the United States. The company is marketed and sold through direct and indirect channels and after introducing the quality of our under writings here in North America, we will expand to other continents although not necessary to produce greater under writings. The unique situation enables the end-user to save considerable money, no matter what class or type of reinsurance we offer, since we do not have a high cost of advertising, business operations, and other cost factors, which ultimately provides the end-user to save considerable money, whether the end-user is requesting other types of under writings, we still benefit by our highly experienced and trained underwriters, along with reinsuring major companies that have already expended high dollars in large staffs, and higher costs, in order to evaluate the typical policy.

Cheap reinsurance is a fool's bargain. When an insurer lays out money today in exchange for an insurer's promise to pay a decade or two later-it's dangerous, and possibly life-threatening-for the insurer to deal with any but the strongest primary underwriter, such as Occidental, Etna, State Farm, etc.

The company has no significant off balance sheet, concentrations of credit risk, such as, foreign exchange contracts, options contracts, or other foreign hedging arrangements.